CONFIDENTIAL TREATMENT REQUESTED

BY TESLA MOTORS, INC.

TSLA - 0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

March 29, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb John Dana Brown Jeffrey Sears Lyn Shenk
Re:	Tesla Motors, Inc. Registration Statement on Form S-1 Filed on January 29, 2010 File No. 333-164593

Ladies and Gentlemen:

On behalf of Tesla Motors, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 25, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-164593) filed with the Commission on January 29, 2010.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.

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In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.	Please tell us whether you sell the equipment in the photo captioned “Charging the Roadster.” If you do not, please remove this photograph. Clarify whether the Tesla Model S shown on page 93 is a prototype.

The Company advises the Staff that the Company does sell the equipment in the photo captioned “Charging the Roadster.”

In response to the Staff’s comment, the Company has revised the captions on the inside front cover page, inside back cover page and page 93 of Amendment No. 1 to clarify that the Tesla Model S shown on those pages is a prototype.

2.	Your financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of your registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s financial statements filed with Amendment No. 1 have been updated to include the financial statements for the Company’s fiscal year ended December 31, 2009 and in compliance with Rule 3-12 of Regulation S-X.

3.	Please provide a currently dated consent from your independent public accountant upon filing your amended registration statement.

The Company advises the Staff that a currently dated consent from the Company’s independent public accountant has been filed with Amendment No.1.

Prospectus Summary, page 1

4.	Please revise the fourth paragraph to disclose approximately how long it takes to charge the Roadster at home.

In response to the Staff’s comment, the requested disclosure regarding Roadster charging times at home has been added to page 2 of Amendment No. 1.

5.	Please refer to the first bullet on page 4. Please provide us the basis for this belief or omit it. We are under the impression that both General Motors with its Volt and Ford with its various hybrid automobiles, not to mention Toyota and others, are aggressively pursuing alternative fuel vehicle programs.

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In response to the Staff’s comment and to comments 22 and 23, the Company has revised the disclosure on pages 4, 89 and 90 of Amendment No. 1 to state that the Company believes that many incumbent automobile manufacturers have historically failed to aggressively pursue “fully electric vehicle programs” rather than to imply that these manufacturers are not currently pursuing “alternative fuel vehicle programs.” The Company advises the Staff that, to date, no mass produced performance highway-capable fully electric vehicles are being sold in the United States or Europe and the Company is currently the only company to commercially produce a federally-compliant highway-capable electric vehicle. The Company also refers the Staff to the response to comment 23 below.

The Offering, page 8

6.	Per your disclosure, it appears that your company plans to effect a stock split prior to the commencement of this offering. In this regard, please confirm that you intend to adjust your disclosure of outstanding shares and earnings per share throughout your filing to give retroactive effect to the planned stock split. In addition, please provide a cross-referenced note, as appropriate, which discloses your retroactive treatment, explains the changes made, and states the date that the change became effective. Refer to FASB ASC Topic 260-10-55-12 and SAB Topic 4:C for further guidance.

The Company acknowledges the Staff’s comment and confirms that it will adjust its disclosure of outstanding shares and earnings per share throughout the Registration Statement to give retroactive effect to the planned reverse stock split once the reverse stock split has been effected. The Company further confirms that it will provide a cross-referenced note disclosing such retroactive treatment, explaining the changes made as a result of the planned reverse stock split and stating the date the change will become effective.

In response to the Staff’s comment, the requested disclosure has been added to pages 10, 11, 56, 58, 60 and 61 of Amendment No. 1.

Risk Factors, page 13

7.	Please remove the statement that “The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that may adversely affect us and our prospects materially.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

In response to the Staff’s comment, the specified statement has been deleted from the italicized introductory paragraph under the caption “Risk Factors” on page 13 of Amendment No. 1.

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8.	Please add risk factors for the following risks or tell us why they are not necessary: the risk that either the reality or the perception that something to with electronic matters is responsible for the sudden acceleration problems experienced by Toyota will substantially reduce the potential market for all-electric automobiles; the risk that other kinds of energy, e.g., natural gas which reports have suggested is very abundant and inexpensive in North America, might replace batteries as the preferred alternative to gasoline; and the risk that the continuing depressed economic climate will significantly reduce the market for cars in your price range.

In response to the Staff’s comment, the requested disclosure regarding the perception that the problems experiences by Toyota may reduce the market for electric vehicles has been added to page 15 of Amendment No. 1.

In response to the Staff’s comment, the requested disclosure regarding the risk that other kinds of energy may replace batteries as a preferred alternative to gasoline has been added to page 16 of Amendment No.1.

With respect to the Staff’s comment regarding the risk that the continuing economic climate may have on the market for the Company’s vehicles, the requested disclosure has been added to page 26 of Amendment No. 1.

9.	We note that in the first risk factor you say that you have no operating history with respect to the Model S, have only recently begun the component procurement process, not completed the site selection process, finalized the design or completed the engineering, manufacturing or component supply plans for it. Yet you present an estimated price in the Summary. Please tell us how you are able to do this.

The Company advises the Staff that while it has no operating history with respect to the Model S and has not yet finalized its design and manufacturing plans, the Model S has been in development since 2007 and the development plans are sufficiently far along that it is feasible for the Company to estimate the cost of its production. Specifically, the Company’s past experience in developing the electric powertrain for its Tesla Roadster and in producing electric powertrain components under its development arrangements with Daimler have given it sufficient knowledge to estimate the costs of developing the powertrain for the Model S. In addition, the Company has been in extensive discussions with a number of suppliers for the other non-powertrain components of the Model S, including discussions regarding anticipated pricing for these components. The Company further advises the Staff that a number of senior management members and key employees hired to lead the development of the Model S have substantial experience in the new product development process, particularly in cost projection. The Company believes that all of these factors have enabled the Company to reasonably estimate the cost of developing and manufacturing the Model S and to establish an estimated sales price for the base model of this vehicle. The Company also advises the Staff that it is on the basis of these estimates that the Company has accepted reservations for the Model S with an estimated advertised base model price to customers of $57,400 prior to any available tax credits.

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In addition, the Company refers the Staff to the disclosure on pages 32 and 99 discussing the risk that final pricing of the higher range models of the Model S has not yet been determined.

10.	In the third paragraph of the first risk factor, please revise to name the automobile manufacturer in the second sentence.

The Company advises the Staff that in response to the Staff’s comment, the Company requested the automobile manufacturer’s consent to disclose its identity in the Registration Statement but the automobile manufacturer requested that the Company keep such automobile manufacturer’s name confidential for competitive reasons. The Company believes that disclosure of the manufacturer’s identity could competitively harm the Company as well.

[***]

11.	We note your statement on page 15 that “recent reports have suggested that electric vehicles operated in colder temperatures may experience a reduced overall range as batteries may lose the ability to hold a charge more rapidly in cold weather.” Please disclose any reasons you may have to believe that this is or will be true for your vehicles.

In response to the Staff’s comment, the requested disclosure regarding the effects of colder temperatures on the Company’s vehicles has been added to pages 15 and 101 of Amendment No. 1.

12.	Please revise the heading of the second risk factor on page 16 to include the information that customers may have difficulty shifting between different methods of braking. We suggest discussing the risk that because of the recent news concerning Toyota crashes purchasers may be less willing to purchase cars with such issues.

In response to the Staff’s comment, the heading of the specified risk factor on page 16 of Amendment No. 1 has been revised to include the information requested.

In addition, the requested disclosure regarding the potential effects of the recent news concerning Toyota has been added on page 15 of Amendment No. 1.

13.	Refer to the first risk factor on page 20. If possible, please quantify the sales made to persons with pre-existing relationships with the management team.

The Company advises the Staff that it is unable to quantify the sales made to persons with pre-existing relationships with the Company’s management team due, at least in part, to the lack of current access to former members of the Company’s management team at the time of such sales who are no longer affiliated with the Company. The Company further advises the Staff that the disclosure regarding sales to persons with pre-existing relationships on page 20 of the Registration Statement was intended to

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inform prospective investors of potential reasons why the Company could potentially have difficulty in selling its vehicles in the future as compared to the sales made in prior periods, but that it has no affirmative knowledge that it will face such difficulties or that the aforementioned “relationships” were responsible for a large percentage of the Company’s sales.

14.	Refer to the first full risk factor on page 31. For your sole suppliers, either affirmatively state that there are other alternative providers and that you can switch if necessary or name the sole supplier and the component. This disclosure may be in the Business section provided a cross-reference to it appears in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure regarding its sole and single source suppliers on pages 31 and 108 of Amendment No. 1.

Use of Proceeds, page 53

15.	We note on page six and elsewhere that you have “a goal of establishing approximately 50 stores globally within the next several years.” If applicable please discuss how the proceeds are to be allocated to this store expansion. If other funds are to be used for this purpose along with the proceeds of the offering, please indicate.

In response to the Staff’s comment, the requested disclosure regarding the proceeds allocated to store expansion has been added to pages 8, 52, 54 and 104 of the Amendment No. 1.

Selected Consolidated Financial Data, page 59

16.	Please revise your selected consolidated balance sheet data to include the disclosure of your pro forma balance sheet data as of September 30, 2009, or later date as applicable.

The Company refers the Staff to the Company’s consolidated balance sheet data set forth on page 12 of Amendment No. 1 in the “Summary Consolidated Financial Data” section of the Registration Statement which includes disclosure of the Company’s pro forma balance sheet data as of December 31, 2009.

Management’s Discussion and Analysis on Financial Condition and Results of Operations, page 61

17.	We would encourage you to expand your “Overview” section to provide further insight into known material opportunities, challenges, risks, and material trends and uncertainties and discuss any actions being taken to address the same. For example, here or in “Liquidity and Capital Resources,” you might discuss Daimler’s stated intent to produce all of its lithium-ion batteries by 2012 as part of a joint venture with Evonik Industries AG and the challenge this poses to powertrain sales.

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Please refer to the expanded disclosure in the “Overview” section on pages 62 – 63 of Amendment No. 1.

Basis of Presentation

Automotive Sales, page 61

18.	Per your disclosure on page 87 of MD&A, you consider your company’s vehicle reservation list to be an indicator of potential demand. Per your disclosure on page 34 of the “Risk Factors” section of your filing, $15.2 million of your “refundable reservation payments” balance at September 30, 2009 appears to have related to undelivered Model S sedans, while only $9.3 million of the balance appears to have related to undelivered Tesla Roadsters. Given that (i) reservation payments related to Model S sedans cannot be expected to be realized in the near term, (ii) the Tesla Roadster currently is your company’s only commercialized electric vehicle, (iii) sales of the Tesla Roadster through September 30, 2009 appear to have reflected a disproportionate amount of reservations placed prior to 2009, which is not the expected trend for future periods, and (iv) your company typically requires the receipt of reservation payments for a vehicle prior to beginning a vehicle’s production, we believe that expanding your MD&A to specifically disclose and analyze both (a) the portion of your refundable reservation payment balance that relates to Tesla Roadster units and (b) the number of Tesla Roadster units that have been reserved, as of each balance sheet date, may provide meaningful insight regarding your company’s near term revenue prospects, changes in the number of unfulfilled reservations for the Tesla Roadster, and the current demand for the Tesla Roadster. Please revise your MD&A disclosure accordingly, or advise.

In response to the Staff’s comment, the requested disclosure regarding the portion of refundable reservation payment balances that relates to Tesla Roadster units has been added to page 87 of Amendment No. 1.

In addition, the Company has revised the disclosure on page 87 of Amendment No. 1 to state its belief that disclosure of the number of Tesla Roadster units that have been reserved as of each balance sheet date is not indicative of future demand for the Tesla Roadster and therefore not meaningful to prospective investors. The Company cannot predict when or if a customer on the Tesla Roadster reservation list will be willing to complete the sale of his or her vehicle and a customer’s reservation may be cancelled at any time. The Company also changes its reservation policies from time to time. For example, the Company recently changed its reservation policy in the European Union to decrease the amount of reservation fees due prior to delivery of the vehicle. In addition, some of the Company’s recent vehicles sales have come from floor models, for which customers do not make reservation payments prior to purchase. As a result, the Company believes making a period to period comparison of the number of Tesla Roadster units on the reservation list is difficult and would not provide meaningful insight to investors as to the Company’s revenue prospects or current demand for its vehicles, and could potentially be misleading. The Company expects sales of the Tesla Roadster in each future quarter to be primarily a factor of orders placed in such quarter as disclosed on pages 64 and 87 of the Registration Statement.

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Results of Operations

Costs of Sales and Gross Profit, page 76

19.	We note that you recognize various expenses in costs of sales in addition to direct costs of vehicles sold, such as accruals for warranty expense, inventory obsolescence charges, charges related to adverse purchase commitments, and delivery costs. Please consider expanding your MD&A disclosure to quantify and analyze the amounts of such costs to the extent material to your results of operations.

In response to the Staff’s comment, the requested disclosure, to the extent material, has been added to the Company’s discussion of cost of sales for the year ended December 31, 2008 as compared to December 31, 2009 on page 77 of Amendment No. 1. The Company advises the Staff that it has not included similar disclosure for the discussion of the prior periods as the Company only began to recognize product sales of the Tesla Roadster beginning in the quarter ended December 31, 2008 and accordingly had no related costs of sales prior to this date.

Liquidity and Capital Resources, page 80

20.	Per your disclosure on page 33 of the “Risk Factors” section of your filing, you have historically collected full payment for the purchase of a Tesla Roadster approximately three months prior to production. However, per an Associated Press news article dated February 25, 2010, it appears that you plan to begin leasing your Tesla Roadsters to customers. In this regard, please tell us and disclose whether your plan to offer vehicle leases is expected to impact your liquidity and capital resources. In addition, tell us and disclose in your significant accounting policies how you plan to account for the leasing of your Tesla Roadsters.

In response to the Staff’s comment, the requested disclosure describing the Company’s planned leasing activities and the anticipated impact on liquidity and capital resources and the planned accounting policies for the leasing activities has been added to pages 82 – 83 of Amendment No. 1.

The Company advises the Staff that, after taking into consideration the Company’s operating plan, planned sources of cash, as well as its ability to monitor and manage the level of leasing transactions that it enters into, it does not expect its planned leasing activities to have a significant impact on the Company’s liquidity and capital resources.

In response to the Staff’s comment, the requested disclosure regarding the planned accounting treatment for the leasing activities has been added to page 68 of Amendment No. 1.

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Cash Flows from Operating Activities, page 82

21.	We note that your disclosure regarding your company’s cash flows used in operating activities focuses primarily upon the discussion of the reconciling items presented in your statement of cash flows. In this regard, we note that references to the line items presented in your statements of cash flows prepared using the indirect method may not provide a sufficient basis for a reader to analyze the changes in the actual sources and uses of your operating cash flows. As such, we believe that you should expand or revise your disclosure to analyze your reported cash flows used I operations, and changes thereto, in terms of actual cash receipts and cash payments. For example, we believe that your disclosure could be enhanced by disclosing and analyzing (i) the actual receipts of refundable reservation payments and (ii) actual expenditures for inventory for your comparative reporting periods, rather than referencing to the changes in the respective account balances between balance sheet dates. Please revise your disclosure accordingly, or advise. For further guidance, refer to Section IV.B of our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

In response to the Staff’s comment, the disclosure regarding the Company’s cash flows used in operating activities has been revised on pages 83 – 84 of Amendment No. 1.

Business, page 89

22.	Please reconcile your disclosures throughout the section “Incumbent Automobile Manufacturers Face Significant Challenges as They Pursue the Electric Vehicle Opportunity” on pages 89 and 90 with your disclosures throughout the section “Competition” on pages 119 and 120. For example, on page 89 you state that “incumbent automobile manufacturers face significant challenges that will continue to inhibit their ability to capitalize on the electric vehicle opportunity,” yet you state on page 120 that your competitors “may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.” See also the disclosure found on page four.

In response to the Staff’s comment and to comments 4 and 23, the Company has revised the disclosure on pages 4, 89 and 90 of Amendment No. 1 to state that the Company believes that many incumbent automobile manufacturers have historically failed to aggressively pursue “fully electric vehicle programs” rather than to imply that these manufacturers are not currently pursuing “alternative fuel vehicle programs.” The Company also refers the Staff to the response to comment 23 below.

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23.	Additionally, please provide bases for the statements you make on page 89 and 90 regarding challenges faced by incumbent automobile manufacturers.

In response to the Staff’s comment and to comments 4 and 22 above, the Company has modified the disclosure on pages 4, 89 and 90 of Amendment No. 1 to focus these statements on challenges that the incumbent automobile manufacturers have historically faced in developing fully electric vehicle programs.

The Company has set forth below the text of the modified disclosure on pages 89 and 90 of Amendment No. 1 followed by a discussion of the Company’s bases for such statements.

•

“Dependence on the Internal Combustion Engine. We believe many incumbent automobile manufacturers failed to aggressively pursue fully electric vehicle programs because of their continued need to invest in internal combustion engine technologies that supported their existing revenue base and core competencies. We believe incumbent automobile manufacturers have historically addressed shifting consumer preferences and stricter regulatory emissions and energy efficiency standards primarily by making incremental improvements to the internal combustion engine rather than by investing heavily in electric powertrain technologies.”

The Company believes that incumbent automobile manufacturers’ failure to aggressively pursue fully electric vehicle programs is exemplified by the number of electric vehicles on the road versus the total number of vehicles in the United States. The Company is supplementally providing the Staff under separate cover a publicly available report from the Energy Information Administration which estimates a total of only 55,730 electric vehicles and 695,766 alternative fuel vehicles in the United States in 2007 compared to a total of 254,403,082 vehicles registered in the United States in the same year according to publicly available Bureau of Transportation statistics.

The Company further notes that recent annual reports on Form 10-K filed by General Motors and Ford Motor Company demonstrate these manufacturers’ alternative vehicle programs have primarily been focused on hybrid vehicle technology and other improvements to the internal combustion engine. For example, General Motors’ discussion of its current research in its annual report on Form 10-K for 2008 focuses primarily on investments for technologies designed to increase the fuel efficiency of the internal combustion engine and less on the development of fully electric vehicles. Ford’s annual report on Form 10-K for 2009 discloses its intent to offer its EcoBoost technology, which improves the fuel efficiency of its gasoline engines, on 90% of its North American nameplates by 2013.

•

“Limited Electric Powertrain Expertise. To date, incumbent automobile manufacturers have pursued multiple alternative fuel programs, including hydrogen fuel cell, hybrid and electric powertrain technologies. We believe that exploring such a diverse range of programs while simultaneously continuing to invest in the internal combustion engine has to date diluted their focus on a specific alternative fuel powertrain technology.

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In addition, incumbent automobile manufacturers that are beginning to pursue electric vehicle programs in many instances have outsourced critical components of the powertrain and vehicle system design to third parties. As a result, we believe incumbent automobile manufacturers currently have relatively limited electric powertrain expertise, especially with respect to sophisticated battery cooling, power, safety and management systems.”

The Company notes that publicly available websites and press releases of various incumbent automobile manufacturers, including Chrysler, Ford, General Motors and Toyota, reveal that these manufacturers are concurrently developing numerous types of alternative vehicle programs which include biofuel, hybrid, electric and hydrogen technologies. The Company believes that because of the complexity of each of these technologies and the incumbent manufacturers’ continued focus primarily on improvements to internal combustion engine technologies as discussed above, these manufacturers have not been able to develop the same degree of expertise in electric powertrain technology that the Company has.

In addition, the Company is supplementally providing the Staff under separate cover copies of publicly available press releases from several incumbent automobile manufacturers announcing agreements they have made with third parties to outsource major components of the electric powertrain systems used in their vehicles, including batteries, electric drive systems and charging electronics.

•

“Profitability Pressures and Reduced Operating Flexibility. Many incumbent automobile manufacturers have recently faced deteriorating margins and liquidity, which we believe has significantly reduced their operating flexibility. Falling demand for vehicles in recent periods, excess industry capacity and shifting customer preferences toward smaller, more fuel efficient vehicles have reduced the gross margins and profitability at many incumbent automobile manufacturers. The resulting decline in profits at many incumbent automobile manufacturers has constrained their liquid capital resources. Moreover, incumbent automobile manufacturers generally rely on dealer franchises for sales and service, which requires them to share profits from vehicle sales, parts and services.”

The Company notes that several incumbent automobile manufacturers have experienced financial difficulties over the past two years, particularly Chrysler and General Motors both of which filed for bankruptcy in 2009. Public filings of these incumbent automobile manufacturers also reveal that they continue to expect declining gross margins. For example, Ford’s annual report on Form 10-K for 2009 notes that it is presently projecting lower margins, due primarily to a shift in consumer preferences from larger trucks and SUVs to smaller and more fuel-efficient vehicles.

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In addition, the Company is supplementally providing the Staff under separate cover reports prepared by Automotive News which shows that total vehicle sales in the United States dropped from approximately 3.8 million in the fourth quarter of 2007 to approximately 2.5 million in the fourth quarter of 2008. The Company believes that these financial constraints on the incumbent automobile manufacturers will continue to limit their ability to invest heavily in fully electric vehicle programs which are not their core business.

•

“Long and Expensive New Product Development Process. New product launches by incumbent automobile manufacturers from development to production have historically been lengthy and have required significant capital investments. We believe the development process for an electric vehicle program could be particularly difficult for incumbent automobile manufacturers given their need to develop an entirely new powertrain and the sophisticated battery cooling, power, safety and management systems necessary to support such a program. For example, the development of the Toyota Prius and its hybrid powertrain took an estimated $1 billion to develop over four years and the continuing development of the Chevrolet Volt hybrid has been estimated to cost $1 billion.”

The Company informs the Staff that part of the basis for the Company’s belief that designing and developing a new electric vehicle program is a lengthy and capital intensive process is the Company’s own experiences in developing and manufacturing our electric powertrain system, which took the Company approximately four years to complete. The Company is also supplementally providing the Staff under separate cover copies of publicly available articles published by Reuters and Fortune which discuss and estimate the time and cost that Chrysler, Toyota and General Motors have spent, or may need to spend, in order to develop and bring their electric vehicles to market.

24.	We note your statement on page 117 that your battery packaging contains “trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under federal law.” If applicable, please disclose any costs or restrictions automobile owners may be subject to when disposing of battery packaging.

In response to the Staff’s comment, the requested disclosure regarding our customers’ ability to dispose of battery packs without any additional costs or restrictions has been added to page 118 of Amendment No. 1.

Management, page 122

25.	Please remove the qualitative statement regarding the “prestigious” Lexus RX350 found in the discussion of Gilbert Passin page 123.

In response to the Staff’s comment, the discussion of Gilbert Passin on page 124 of Amendment No. 1 has been revised as requested.

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Executive Compensation, page 129

26.	We note on page 133 that during the fourth quarter of 2009 you granted some stock options based upon performance reviews and some based upon overall contribution, “especially those with longer tenures with us.” Please clarify which grants were made to each executive officer based on either performance reviews or overall contribution/tenure. Additionally, discuss how prior awards were considered in setting the amounts of grants.

In response to the Staff’s comment, the requested disclosure regarding the stock option grants to executive officers in the fourth quarter of 2009 has been added to pages 133 – 134 of Amendment No. 1.

27.	We note your disclosure on page 134 that “Base salaries for certain of our executive officers were increased during 2009 to award them for individual past performance.” Please discuss how base salaries were structured and implemented to reflect each executive officers’ individual performance, describing the elements of individual performance taken into account.

In response to the Staff’s comment, the requested disclosure regarding the executive officers’ base salaries has been added to page 135 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 150

28.	In the interest of clarity please revise the disclosures on pages 151 and 152. For each transaction involving a related person, please identify the related person, consideration paid, and securities received. For example the conversion price for each related person transaction is not clear from the Series E Preferred Stock table on page 151, and the related persons owning “certain notes and warrants” from the February 2008 Bridge Debt Financing are not immediately identifiable.

In response to the Staff’s comment, the disclosure regarding related party transactions on pages 151 – 153 of Amendment No.1 has been revised as requested.

29.	Please name the “certain holders” with whom you have entered into investors’ rights agreements, as disclosed on page 154.

In response to the Staff’s comment, the disclosure on page 155 of Amendment No. 1 regarding the investors’ rights agreement has been revised to specify that our principal stockholders are parties to this agreement as well as our other preferred stock investors. The identities of the principal stockholders who are parties to the agreement are included in such disclosure.

30.	Please tell us which exhibit is the first of the two strategic agreements discussed under that heading on page 153.

The Company supplementally advises the Staff that the first strategic agreement discussed on page 153 of Amendment No. 1 was not filed as an exhibit to the Registration Statement as it is no longer executory. The referenced agreement related to the Company’s development of a battery pack and charger for Daimler’s Smart fortwo electric drive. The Company advises the Staff that all performance under this agreement was completed by December 31, 2009 and neither the Company nor Daimler has any obligations outstanding under this contract. As such, the Company believes that this agreement need not be filed as an exhibit to the Registration Statement.

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In response to the Staff’s comment, the discussion regarding this agreement has been revised on page 153 of Amendment No. 1.

Description of Capital Stock. page 159

31.	We note the disclosure on page 159 that “All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.” This is a legal conclusion that the company is not qualified to make. Please attribute this to counsel and file counsel’s consent to be named in this section.

In response to the Staff’s comment, the specified statement regarding the outstanding common stock on page 159 of Amendment No. 1 has been removed.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

32.	Please refer to your disclosure on page 106 of the “Business” section of your filing. We note that your company provides customers with the opportunity to purchase an “Extended Service Plan,” which provides customers with additional warranty coverage after the expiration of their New Vehicle Limited Warranty. In this regard, please expand your revenue recognition policy to discuss the manner in which you account for (i) the revenue generated from the sale of your Extended Service Plan and (ii) the costs incurred in connection with the services provided under your Extended Service Plan. Your revised disclosure should specifically address the timing of revenue recognition, including when revenue is first recognized. Similarly, tell us and disclose your revenue recognition policy for sales of the “battery replacement option,” which is also described on page 106 of the “Business” section of your filing. Furthermore, if the revenue generated from the sales of your Extended Service Plan and/or the sales of the “battery replacement option” becomes material in future periods, please consider whether the amount of such revenue should be separately disclosed in either your financial statements or the accompanying footnotes, pursuant to FASB ASC Topic 280-10-50-40.

In response to the Staff’s comment, the requested disclosure regarding the Company’s revenue recognition policies relating to the extended service plan and the battery replacement option has been added to page F-10 of Amendment No. 1. The Company acknowledges the Staff’s comment and will, if material in the future, separately disclose the revenue amounts generated from sales of the extended service plan and/or battery replacement option.

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Note 7. Convertible Notes Payable

December 2008 Convertible Notes Payable Facility, page F-23

33.	We note that in December 2008, February 2009, and March 2009, your company issued convertible notes payables under your December 2008 convertible notes payable facility. Per your disclosure, it appears that the issued notes had an aggregate face value of approximately $40 million and were convertible into the securities issued in your company’s subsequent round of equity financing (i.e., Series E convertible preferred stock) at a conversion price equal to 40% of the share issuance price of the Series E convertible preferred stock. Given that (i) the share issuance price of your company’s Series E convertible preferred stock was unknown at the time that the aforementioned convertible notes were issued and (ii) the notes were convertible at a substantial discount to the per share issuance price of the Series E convertible preferred stock, please explain to us in detail how you have accounted for the note issuance and the related conversion feature. In this regard, we note that your response should address your accounting treatment upon both the issuance of convertible notes and their conversion, as well as cite any accounting literature that you believe supports your accounting treatment. Furthermore, please expand your disclosure in both the notes to your financial statements and MD&A to discuss the financial statement impact of the note issuances and their subsequent conversions, or advise.

The Company supplementally advises the Staff that upon issuance of its December 2008, February 2009 and March 2009 convertible notes payable, the Company credited convertible notes payable in the aggregate amount of $40 million for cash consideration received and additionally in the aggregate amount of $39 million constituting the fair value of notes issued upon extinguishment of February 2008 notes and warrants. In so doing, the Company considered the conversion feature and (a) whether the conversion feature required bifurcation and separate accounting under ASC 815-15, Embedded Derivatives and (b) whether the conversion feature was considered a Beneficial Conversion Feature (“BCF”) in the context of ASC 470-20, Debt with Conversion and Other Options.

In considering whether the conversion feature should be bifurcated and accounted for separately under ASC 815-15-25-1, it must be determined whether the conversion feature would meet the ASC 815-10-15-83 definition of a derivative if it were a standalone instrument.

The conversion feature does not prescribe net settlement and the Company’s shares were not exchange-traded at such point. As such, the ASC 815-10-14-83 net settlement criterion would not be met because the Company’s shares would not be considered readily convertible to cash. The Company currently has no convertible notes payable outstanding and does not expect any such convertible notes payable to be outstanding upon the effectiveness of its Registration Statement. Therefore, the conversion feature was determined not to meet the criterion in ASC 815-15-25-1(c) and did not require separate accounting.

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However, the Company did determine that there was a contingent BCF related to the issuance of the aforementioned notes. Under the terms of the notes, upon issuance of the next qualifying round of financing (which ultimately would be the Series E convertible preferred stock), the notes would be converted into the next round shares at 40% of the market price per share. As such, it was possible that the conversion price would be below the future market price of the next round financing. However, because the terms and pricing of the next round of financing were unknown at the time of the issuance of the notes, the BCF was considered contingent in nature and was not measurable; upon occurrence of the next round financing, the BCF would be measured and accounted for, if one existed.

At the time the Series E conversion took place, the contingency was considered to be met and the conversion price was compared to the market value of the Series E convertible preferred shares issued. At the time of conversion, one Series E convertible preferred share was issued for every $1.01 of principal and interest outstanding for the December 2008, February 2009 and March 2009 convertible notes. The Company determined at that point that a BCF did not exist, as the Company determined that its common stock had a fair value of $0.90 at the date of the note conversion, and shares of Series E preferred are convertible to common shares on a one-for-one basis.

In response to the Staff’s comment, the requested disclosure regarding the financial statement impact of the note issuances and their subsequent conversions have been added to page F-22 of Amendment No. 1. As the Company determined that no BCF existed, the Company believes that expanded disclosure in the MD&A section is not necessary.

34.	We note that your company’s December 2008 convertible notes payable facility permitted participants in your February 2008 convertible note offering to exchange the convertible notes and warrants that were purchased in February 2008 for December 2008 convertible notes, if certain conditions were met. In this regard, we note that holders of your company’s February 2008 convertible notes exchanged February 2008 notes with an aggregate value of $35.9 million and warrants for the purchase of 7,406,457 shares of your company’s Series D convertible preferred stock for $35.9 million of your company’s December 2008 convertible notes. Based upon your disclosure in Note 8 to your financial statements, it appears you recognized gains related to the warrants extinguished in connection with the note exchange transactions. However, it is not clear how you accounted for the difference in the conversion terms of the December 2008 convertible notes payables received by investors and the February 2008 convertible notes payables surrendered by investors. In this regard, please explain to us in detail how you have accounted for the note exchanges, as well as the subsequent conversion of the newly issued December 2008 notes. As part of your response, cite any accounting literature that you believe supports your accounting treatment. In addition, please expand your disclosure in both the notes to your financial statements and MD&A to discuss the financial statement impact of the note exchanges and the subsequent note conversions, or advise.

Securities and Exchange Commission March 29, 2010 Page 17	CONFIDENTIAL TREATMENT REQUESTED BY TESLA MOTORS, INC. TSLA - 0001

The Company supplementally advises the Staff that in accounting for the exchange of the February 2008 convertible notes and associated warrants for December 2008, February 2009 and March 2009 convertible notes, the Company considered the guidance provided by ASC 470-50, Debt—Modifications and Extinguishments, in determining whether to account for the conversion as a modification or extinguishment of the original instrument. The Company determined that the first and third criteria specified therein were not suggestive of “extinguishment” treatment, but that the second criterion was suggestive of “extinguishment” treatment:

The second criterion of ASC 470-50 specifies that “extinguishment” treatment is appropriate if there is a modification or extinguishment that affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option is at least 10% of the carrying amount of the original debt instrument immediately prior to the modification or extinguishment. The conversion option in the February notes and the December notes were substantially different. The February notes could be converted either to Series D convertible preferred stock, or to new preferred shares that could be issued in subsequent financings. The December notes could not be converted to Series D convertible preferred stock, but could be exercised for the same new preferred shares as the February notes but at a 60% discount to the new preferred shares’ issuance price. Though in December 2008 the details of the next round of preferred shares was not known, the Company believed that by virtue of the fact that the December 2008 (and February 2009 and March 2009) notes had a 60% conversion discount and the February 2008 notes tendered had no such discount, that the conversion option in the newly issued notes constituted a change in fair value of greater than 10%. Therefore, the exchange of the February 2008 convertible notes and associated warrants for December 2008, February 2009 and March 2009 convertible notes was accounted for as an extinguishment:

•

In December 2008, $18.0 million book value of February 2008 notes (net of $0.2 million of unaccreted discount ascribed to warrants at issue of the February 2008 notes), and $1.2 million of warrants whose carrying value was marked to fair value prior to the exchange, were exchanged for $18.2 million of fair value of December 2008 notes, resulting in a gain on extinguishment of the February 2008 notes and warrants of $1.2 million, and a charge to interest expense for the unaccreted discount of $0.2 million.

•

In February 2009 and March 2009, $20.8 million book value of February 2008 notes (net of $0.1 million of unaccreted value ascribed to warrants at issue of the February 2008 notes), and $1.5 million of warrants whose carrying value was marked to fair value prior to the exchange, were exchanged for $20.9 million of fair value of February 2009 and March 2009 notes, resulting in a gain on extinguishment of the February 2008 notes and warrants of $1.5 million, and a charge to interest expense for the unaccreted discount of $0.1 million.

Securities and Exchange Commission March 29, 2010 Page 18	CONFIDENTIAL TREATMENT REQUESTED BY TESLA MOTORS, INC. TSLA - 0001

The Company refers the Staff to the response to comment 33 above regarding the discussion on accounting for the subsequent conversion of the December 2008, February 2009 and March 2009 notes.

In response to the Staff’s comment, the requested disclosure regarding the rationale and details of the Company’s accounting for the extinguishment of February 2008 convertible notes in return for December 2008 convertible notes has been added to the MD&A section on page 80 and the notes to the Company’s financial statements on page F-22 of Amendment No. 1.

Note 9. Common Stock

Early Exercise of Employee Options, page F-26

35.	We note that certain of your stock option grants have provided the option holder with the right to exercise unvested options in exchange for shares of restricted common stock. Please tell us the specific circumstances under which you allow for stock options to be exercised prior to their vesting. In addition, tell us whether there have been circumstances in which you did not exercise your right to repurchase unvested restricted shares upon the termination of an employee.

The Company supplementally advises the Staff that all options granted prior to October 29, 2008 had an early exercise feature. Beginning on October 29, 2008, the Company ceased the practice of granting stock options that could be early exercised. To date, the Company has exercised its right to repurchase all unvested restricted shares upon an employee’s termination. However, as termination or resignation from services is not probable, all options are classified in equity.

In response to the Staff’s comment, additional disclosure regarding the Company’s past practice of granting options with an early exercise feature has been added to page F-24 of Amendment No. 1.

Note 10. Equity Incentive Plans, page F-26

36.	Please tell us why the number of options exercised during fiscal years 2007 and 2008, as disclosed in your table of summarized option activity, differs significantly from the common share issuances upon the exercise of stock options, as disclosed in your consolidated statement of convertible preferred stock and stockholders’ deficit for each respective period.

The Company advises the Staff that the differences in the common share issuances upon the exercise of stock options, as disclosed in the Company’s consolidated statement of convertible preferred stock and stockholders’ deficit as compared to the amounts disclosed in the table of summarized option activity, is due primarily to early option exercises. Prior to 2009, the Company presented common share issuances net of any early exercised shares that remained unvested at the end of a particular fiscal year. Beginning in 2009, the Company began presenting common share issuances without netting any such unvested early exercised shares based on the fact that these shares are considered legally issued when exercised.

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In response to the Staff’s comment, the presentation of the prior year common share issuances in the Company’s consolidated statement of convertible preferred stock and stockholders’ deficit on page F-5 of Amendment No. 1 has been conformed by amending the 2007 and 2008 share issuances to the approach taken for the 2009 disclosure. This revision does not affect any other disclosure in Amendment No. 1.

Note 12. Information about Geographic Areas, page F-33

37.	We note and acknowledge that as of September 30, 2009, your company was comprised of one reportable segment, which designed, manufactured, and sold electric vehicles. However, we also note that you intend to develop advanced electric vehicle powertrain components, which you plan to sell to other automobile manufacturers. Per your disclosure on page 3 of the “Prospectus Summary” section of your filing, you began shipping battery packs and chargers to Daimler AG in November of 2009, and you recognized your first revenue attributable to the shipment of such products during the quarter ended December 31, 2009. To the extent that you continue to develop your electric powertrain component business, please consider whether you should begin to recognize such operations a separate reportable segment. Refer to FASB ASC Topic 280 for guidance. In addition, as your revenue generated from the sale of powertrain components increases, please consider whether you should comply with the reporting requirements of FASB ASC Topic 280-10-50-40.

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the guidance in FASB ASC Topic 280. At present, the Company does not believe that it has multiple operating segments and hence separately reportable segments. Our chief operating decision maker does not currently make resource allocation decisions based on discrete financial information below the automotive operating level. The Company advises the Staff that as it continues to develop its powertrain revenue-generating activities, it will continue to consider and comply with the requirements of ASC Topic 280.

Note 16. Subsequent Events, page F-36

38.	Please disclose the exercise price of the warrants issued in connection with your DOE Loan Facility. In addition, please disclose the method and assumptions used to determine the fair value of the related warrant liability that is recognized on your balance sheet.

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In response to the Staff’s comment, the requested disclosure regarding the exercise price of the warrants issued in connection with the DOE Loan Facility and the method and assumptions that will be used to determine the fair value of the related warrant liability has been added to pages 67, 113, F-35 and F-36 of Amendment No. 1.

39.	We note that the vesting of 10,067,920 of the stock options granted to your company’s Chief Executive Officer is based entirely upon your company’s ability to attain four performance milestones. In this regard, please revise your disclosure to identify the specific milestones that must be achieved for those option awards to vest. In addition, given that the option awards vest based upon the attainment of performance goals, rather than the passage of time, please tell us the manner in which you plan to recognize the compensation expense attributable to such awards.

In response to the Staff’s comment, the requested disclosure regarding the milestones that must be achieved for the option to vest and the manner in which the Company plans to recognize the attributable compensation expense has been added to pages F-28 and F-14 of Amendment No. 1.

Item 15. Recent Sales of Unregistered Securities, page II-2

40.	State the consideration provided for the warrants listed in the first three bullet points on page II-3.

In response to the Staff’s comment, the disclosure regarding the warrants listed in the bullet points on pages II-2 – II-3 of Amendment No. 1 has been revised as requested.

41.	For the first and second bullet points listed under “Options and Common Stock Issuances” please separately list each material transaction.

In response to the Staff’s comment, the disclosure in the first and second bullet points under “Options and Common Stock Issuances” on page II-3 of Amendment No. 1 has been revised as requested.

*                *                *                 *                *

Securities and Exchange Commission March 29, 2010 Page 21	CONFIDENTIAL TREATMENT REQUESTED BY TESLA MOTORS, INC. TSLA - 0001

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Larry W. Sonsini, David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Mark B. Baudler Mark B. Baudler

Enclosures

cc (w/o encl.):	Deepak Ahuja Tesla Motors, Inc.
Larry W. Sonsini, Esq. David J. Segre, Esq. Wilson Sonsini Goodrich & Rosati, P.C.
Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP
Timothy Carey Stephen Sullins PricewaterhouseCoopers LLP